

August 23, 2012

Via E-mail
Nicholas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Re: **Net Servicos de Comunicacao S.A.**
Schedule TO-T/13E-3 filed August, 2012 by Embratel Participacoes S.A. et al
Schedule TO-C filed July 23, 2012
Schedule TO-C filed July 16, 2012
Schedule TO-C filed July 6, 2012
Schedule TO-C filed June 28, 2012
Schedule TO-Cs (2) filed June 7, 2012
File No. 5-84654

Dear Mr. Grabar:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T/13E-3

1. Check the box on the facing page of the Schedule TO-T indicating that you are relying on the "Tier II" cross-border exemptions, as indicated on page 15 of the offer to purchase. That box is omitted from your current filing.

Draft Offer to Purchase – Exhibit (a)(1)(i)

Summary Term Sheet – General

2. See page 13 of the offer document. Add a section discussing the reasons for the offer, including an explanation of the indirect change in control that triggered the mandatory offer requirement under Brazilian law. This section should also briefly note the first series of transactions between the parties last year.

3. Include a section discussing the interests of insiders in this transaction, and describing the existing affiliation between the offerors and Net, along with a brief history of the transactions or series of transactions between them.

Expiration Date, page 2

4. We note that there are different expiration dates and times for holders of preferred shares versus tendering holders of common. Because this is a draft document, this information has been omitted in the offer materials. In your response letter, describe the time difference between them. We may have further comment.

Can the offer be extended and under what circumstances?, page 6

5. Refer to the first sentence in this section. It states that the tender offer may only be extended "under the limited circumstances permitted under the applicable rules and regulations of the CV and the U.S. Securities and Exchange Commission ("SEC")." SEC rules and regulations do not limit your ability to extend or otherwise amend the terms of the offer. Please revise or explain what you mean.

Can I withdraw previously tendered Common Shares, Preferred Shares or ADSs?..., page 9

6. It appears from disclosure later in the prospectus that withdrawing security holders will receive ADSs if they tendered ADSs (rather than the underlying security). If so, please clarify here.

How will consummation of the tender offer affect untendered Common Shares and Preferred Shares…?, page 10

7. Here or in a new section in the Summery section, explain that there will be no second-step squeeze out transaction after the offer and that shareholders who do not tender will remain as shareholders of Net with a very limited market for their securities.

<u>Will Net be delisted or deregistered in Brazil following completion of the tender offer?, page 10</u>

8. In this section, very briefly explain the difference between the existing Level 2 listing and the future general listing for the Net securities after the offer.

<u>Special Factors - Background of the Offer, page 16</u>

9. Disclose the proposed offer price in the offer materials submitted to the CVM in June 2012 in connection with your then-contemplated public offer relating to the Brazilian Deregistration and describe the material differences between this contemplated transaction and the aborted offer. Explain why you decided not to pursue this transaction and how it would have been different from the current offer relating to the change in control of Net. If the decision not to pursues the "public offer" was related to the request by certain shareholders to convene a meeting to request a new valuation report (as suggested by the Statement of Material Fact filed as an exhibit to the Schedule TO-C filed on June 28, 2012), please discuss.

10. Explain why you decided not to obtain a second valuation report despite the fact that shareholders representing more than 10% of Net's outstanding securities called for a shareholders meeting to vote on obtaining one.

<u>Purpose of and Reasons for the Tender Offer; Plans for Net Following the Tender Offer, page 17</u>

11. See our comment above about the difference between Net's current Level 2 Listing and the listing on the general Sao Paulo exchange contemplated after this offer. Explain why Net seeks the Level 2 Delisting, which in turn triggered this offer.

<u>Certain Effects of the Tender Offer – Effects in Brazil, page 18</u>

12. Provide more details about the "enhanced shareholder protections" Net security holders will lose as a result of the loss of the company's Level 2 Listing.

<u>Position of the Offerors Regarding Fairness of the Tender Offer, page 20</u>

13. Tell us how, in assessing the fairness of the offer, the offerors considered the unmet demand of shareholders representing 10% of the securities to obtain a second fairness report. As requested above, explain why you determined not to obtain a second report and if known, the reasons stated by the shareholder(s) in requesting one.

<u>Valuation Report of BTG Pactual, page 23</u>

14. Summarize in considerable detail the report prepared by BTG Pactual and filed as an exhibit to the Schedule TO-C filed on June 7, 2012. We may have additional comments after reviewing your expanded summary.

15. The projections and forecasts provided to PTG Pactual in assessing the fair value of the Net shares should be summarized in considerable detail in the offer materials. Note that the summary should include a meaningful discussion of the assumptions and limitations on the projections, which should be more specific than the disclosure that currently appears on page 26. For example, quantify where possible and include an explanation for why the figures shown were used.

Interests of Certain Persons in the Tender Offer…, page 27

16. Information about the ultimate control of the offerors by America Movil and the Slim Family and their interest in this transaction should appear earlier in the offer materials. Please revise.

17. See our last comment above. In your response letter, tell us why the control persons of the offerors, including but not limited to America Movil, members of the Slim Family and Telmex Internacional are not engaged in this going private transaction. We may have additional comments after reviewing your response.

Certain Information about Net – Financial Information, page 44

14. Disclose that the financial information presented in accordance with IFRS is "as issued by the IASB." See Instruction 8.A.5 to Form 20-F.

Certain Information about Embratel, Embrapar and GB, page 48

18. Provide additional disclosure about the controlling shareholders of Embrapar. See the disclosure at the bottom of page 27.

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions